HINDALCO

ADITYA BIRLA GROUP

07024775

Ref:AM:PVK:1162:2007 *Date:- 16th June, 2007*

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

RECEIVED
2007 JUN 21 A 5:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Please refer to our earlier letter dated 16th February, 2007.

In this connection, please note that CRISIL has revised its long-term rating on Hindalco Industries Limited's Non Convertible Debentures to "AA/Stable" from "AAA Rating Watch Implications".

The Rating Release issued by the CRISIL Ratings in this connection, is attached herewith, for your reference.

This is for your information.

PROCESSED
JUN 29 2007
THOMSON
FINANCIAL

Thanking you,

Yours faithfully,
For Hindalco Industries Ltd

Anil Malik
General Manager &
Company Secretary

Encl:- as above

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Floor, Dr. Annie Besant Road, Worli, Mumbai - 400 030. • Tel.: 6662 6666 • Fax : 2422 7586 / 2436 2516
Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 6691 7000 • Fax : 6691 7050 / 7070
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107 / 427

Rating Release

CRISIL RATINGS
The Most Reliable Opinion on Risk

June 14, 2007

CRISIL revises HINDALCO's NCD rating to "AA"

Non-Convertible Debentures Aggregating Rs.10.39 Billion	**AA/Stable (Downgraded from AAA and removed from Rating Watch with Negative Implications)**
Rs.0.25 Billion Short-Term Debt Programme	**P1+ (Reaffirmed)**

Analytical Contacts:
Raman Uberoi
Tel: +91-11-2372 1603
E-mail: ruberoi@crisil.com
Gurpreet S Chhatwal
Tel: +91-11-2372 1603
E-mail: gchhatwal@crisil.com

CRISIL Rating Desk:
Tel: +91-22-6691 3047 / 6691 3064
Email: CRISILratingdesk@crisil.com

CRISIL has revised its long-term rating on Hindalco Industries Ltd's (Hindalco's) non-convertible debentures to **'AA/Stable'** from **'AAA/Rating Watch with Negative Implications'**. The rating had been placed on watch in February 2007 following Hindalco's offer to acquire Novelis Inc (Novelis, rated **'BB-/Negative/B-2'** by Standard & Poor's); the acquisition was completed on May 15, 2007. The rating on Hindalco's short-term debt stands reaffirmed.

The downward revision in the long-term rating reflects the increase in Hindalco's financial risk after its largely debt-funded acquisition of Novelis. The incidence of a large amount of debt (estimated at USD3.1 billion) for funding the acquisition will impact Hindalco's capital structure. Novelis's profitability and cash accruals are expected to remain subdued over the medium term; therefore, Hindalco will be required to support the large interest burden arising from the debt-funded acquisition. Consequently, Hindalco's debt protection measures are expected to remain below par for the rating category over the next three years. CRISIL expects that, over the next 18 months, Hindalco will replace part of the debt taken for the acquisition with equity; however Hindalco's large capital expenditure (capex) plan of Rs.150 billion over the next five years, comprising capacity enhancements in aluminium and alumina, will preclude any material improvement in Hindalco's capital structure and debt protection indicators. Therefore, Hindalco's financial risk profile is likely to be strained over the next three to four years.

The ratings continue to reflect Hindalco's dominant position in the domestic aluminium and copper industries: the company accounts for almost half of India's installed capacities of these metals. Hindalco's aluminium operations are highly efficient, evident from its status as one of the lowest-cost producers of aluminium in the world. This is supported by

its highly integrated operations, from bauxite mining to manufacture of downstream aluminium products; low-cost captive power gives Hindalco a significant competitive advantage in an industry where power is a critical component of the cost structure. Hindalco's product mix, for its aluminium business, has a sizeable proportion of value-added products (over 60 per cent of revenues); this contributes to some extent to the company's high and stable margins. In addition, the Novelis acquisition gives it a global footprint in aluminium rolled products: Novelis is the world's largest aluminium rolled products company, with an estimated market share of 19 per cent in the value-added rolled products segment. Over the long term, CRISIL also expects Hindalco to benefit from Novelis's technology, to be implemented in Hindalco's Indian operations. This will enhance Hindalco's capabilities and range in value-added products.

The rating strengths are offset, to an extent, by the low profitability of the copper business, and the company's exposure to cyclical end-user industries and London Metal Exchange prices.

Note

Outlook

The 'stable' outlook incorporates CRISIL's expectation that Hindalco's strong business profile will help sustain the ratings at the current level, despite medium-term weakening in the financial risk profile due to the largely debt-funded acquisition and implementation of large capex plans. CRISIL expects Hindalco to continue to operate with high financial leverage over the medium term. Correction in the capital structure, through further equity infusion, or higher-than-expected synergy benefits through faster integration, could lend a positive bias to the rating. Conversely, delayed or lower-than-expected equity infusion, large debt-funded capex/acquisitions, or delays in integration, could result in a negative bias to the rating.

About Hindalco

Hindalco, the flagship company of the Aditya Birla group, has two strategic businesses—aluminium and copper. The company commenced operations in 1962 with an aluminium facility at Renukoot in Uttar Pradesh. Over the years, it has grown into the largest integrated aluminium manufacturer in India, with a capacity to produce 461,000 tonnes per annum (tpa) of aluminium and 1,160,000 tpa of alumina. In 2006-07 (refers to financial year, April 1 to March 31), Hindalco reported a net profit of Rs.25.64 billion (Rs.16.56 billion in 2005-06) on net sales of Rs.183.13 billion (Rs.113.97 billion).

About Novelis

Novelis is the world's largest aluminium rolled products company, with an estimated 19 per cent market share. The company was de-merged from Alcan Inc (Alcan) in 2004; it owns almost all of Alcan's former aluminium rolling businesses, and some alumina and primary metal related businesses in Brazil. Novelis supplies aluminium sheets and foil to the automotive and transportation, beverage and food packaging, construction and industrial, and printing markets. In 2006 (refers to calendar year, January 1 to December 31), it reported a turnover of USD9.8 billion and a net loss of USD275 million.

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